SI 06008223 COMMISSION 549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 02 2006 WASH, D.C. 152

SEC FILE NUMBER
8-46868 16566

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

A. R. SCHMEIDLER & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Fifth Avenue
(No. and Street)

New York	NY	10017-2416
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Peter G. Kandel, Jr. Treasurer 1-212-687-9800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAY 25 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

A. R. SCHMEIDLER & CO., INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):** **Page**

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Peter G. Kandel, Jr., affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to A. R. Schmeidler & Co., Inc. (the "Company") for the year ended December 31, 2005, are true and correct. I further affirm that neither the Company nor any managing member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Peter G. Kandel Jr. 2/28/06
Signature Date

Treasurer
Title

State of New York
County of New York

Elizabeth M Cancel
Notary Public 2/28/06

ELIZABETH M. CANCEL
Notary Public, State of New York
No. 01CA6077508
Qualified in Kings County
Commission Expires July 15, 2006

A.R. Schmeidler & Co., Inc.
(SEC I.D. No. 8-46861)

SEC MAIL PROCESSING
RECEIVED
MAR 02 2006
WASH. D.C.
152 SECTION

STATEMENT OF FINANCIAL CONDITION
AND
AS OF DECEMBER 31, 2005
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

To the Board of Directors and Stockholder of
A.R.Schmeidler & Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of A.R. Schmeidler (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of A.R. Schmeidler at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2006

A. R. SCHMEIDLER & CO., INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

Cash	$ 503,448
Receivable from brokers	82,855
Advisory fees receivable	33,293
Securities owned at fair value—U.S. treasury bills	992,969
Property and equipment, at cost, net of accumulated depreciation $ 369,639	49,483
Goodwill	5,756,340
Other intangibles	2,656,357
Other assets	268,406
TOTAL ASSETS	$10,343,151

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 288,838
Income taxes payable	3,667
Total liabilities	292,505
COMMITMENTS—Note 5	
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value—authorized, 100,000 shares; issued and outstanding, 20,000 shares	200
Additional paid-in-capital	9,192,963
Retained earnings	857,483
Total stockholder's equity	10,050,646
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$10,343,151

See notes to statement of financial condition.

1. ORGANIZATION

A. R. Schmeidler & Co., Inc. (the "Company") was incorporated in New York State in 1971 and is a broker-dealer registered with the U.S. Securities and Exchange Commission. Its principal source of income is derived from investment advisory fees.

On October 1, 2004, the stock of the Company was acquired by Hudson Valley Bank. (the "Parent") for an initial cost of $7,321,340. The purchase price in excess of fair value of net assets acquired has been allocated to goodwill and other intangibles. In accordance with the terms of the purchase agreement, the Parent may make additional performance-based payments over the five years subsequent to the acquisition. These additional payments are accounted for as additional purchase price, which increases the recorded goodwill (see Note 3).

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements:

Securities Transactions—The Company records all of its transactions on an accrual basis for reporting purposes; security purchases and sales (and related commission revenue and expense) are reported as of the trade date and dividend income on the ex-dividend date.

Security Valuation—Marketable securities are valued at fair value based upon the quoted market price for each security.

Depreciation—Depreciation is provided by both the straight-line and accelerated method over the estimated useful lives of three to seven (3-7) years.

Goodwill and Other Intangible Assets—Goodwill and identified intangible assets with indefinite useful lives are not subject to amortization. Identified intangible assets that have finite useful lives are amortized over those lives by a method which reflects the pattern in which the economic benefits of the intangible asset are used. All goodwill and identified intangible assets are subject to impairment testing on an annual basis, or more often if events or circumstances indicate that impairment may exist. If such testing indicates impairment in the values and/or the remaining amortization periods of the intangible assets, adjustments are made to reflect such impairment. The Company's impairment evaluations as of December 31, 2005, did not indicate impairment of its goodwill or intangible assets.

Advisory Fees—Advisory fees are billed to clients at the commencement of each quarter based on a percentage of the gross asset value of the investment account as of the last preceding quarterly valuation date. Income is recognized equally in each month of the quarter.

Income Taxes—The Company is included in the consolidated federal return of its Parent. For financial reporting purposes, the Company determines its federal income tax provision on a separate company basis in accordance with an informal tax sharing agreement with the Parent. The Company files separate New York State and City tax returns.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to difference between the financial statement carrying amount of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. They also affect reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

3. GOODWILL AND OTHER INTANGIBLES

In connection with the acquisition of the Company by its Parent in 2004, the Company recorded customer relationship and non-compete agreement intangible assets, which have amortization periods of 13 and 7 years, respectively. The Company also recorded goodwill, which may increase as the result of additional performance based payments over the five-year period subsequent to the acquisition. The deferred tax effect of goodwill deductible for tax purposes only, have been reflected in the Company's Statement of Financial Condition as a reduction of the balance of goodwill.

The components of intangible assets are as follows as of December 31, 2005:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer list	$2,470,000	$237,500	$2,232,500
Non-compete agreement	516,000	92,143	423,857
Total	$2,986,000	$329,643	$2,656,357

The components of goodwill are as follows:

	Gross Carrying Amount	Adjustments for Deferred Taxes	Net Carrying Amount
Balance—January 1, 2005	$4,335,340	$ (33,376)	$4,301,964
Performance-based payment	1,572,525		1,572,525
Deferred taxes		(118,149)	(118,149)
Balance—December 31, 2005	$5,907,865	$ (151,525)	$5,756,340

4. INCOME TAXES

Deferred tax assets of $33,026 have been provided for based on the temporary differences relative to the amortization of identified intangibles. The deferred tax effects of goodwill deductible for tax purposes have been reflected in the Company's Statement of Financial Condition as a reduction of goodwill.

5. COMMITMENTS

In April 2002, the Company extended its current lease from August 1, 2002 through December 31, 2006. The minimum annual rental under the renewal lease through December 31, 2006, is $359,464 and subject to increase in the landlord's operating expenses. Total rent expense was $389,908 for the year ended December 31, 2005.

Future minimum rental commitments are payable as follows:

Through December 31, 2006	$ 359,464

The Company has a security deposit in the amount of $10,621 for its leased office space.

6. CUSTOMER MANAGEMENT

The Company does not retain customer's cash and securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. However, if customers' checks or securities are received, the Company's personnel immediately deliver these checks and securities to the clearing broker.

7. PROFIT SHARING PLAN

The Company has a profit sharing plan covering substantially all full-time employees.

8. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various investment securities transactions in which counterparties primarily include broker-dealers and banks. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on

the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company has deposits which at times may exceed federally insured limits.

9. NET CAPITAL REQUIREMENT

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum "net capital," as defined under such rule.

As of December 31, 2005, the Company's net capital was computed to be $1,306,516, exceeding its minimum requirements of $100,000 by $1,206,516. The ratio of aggregate indebtedness to the net capital was 0.2 to 1.

The Company is exempt from the provisions of Securities Exchange Act Rule 15c3-3 relating to the maintenance of customer reserve accounts and possession or control of customer securities pursuant to paragraph (k)(2)(i), since the Company does not hold funds or securities of customers.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2006

A.R. Schmeidler
555 Fifth Avenue
New York, New York

In planning and performing our audit of the financial statements of A.R. Schmeidler (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 28, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP